Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: BIG3 HoldCo LLC

Commission File No.: 001-42142

Date: November 2, 2026

On October 30, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with NYSE. The transcript of said meeting can be found below:

Kristen Scholer (00:00):

All right, everyone. Well, the BIG3 basketball league is set to go public via a SPAC merger with Graf Global Corp. It'll become the first publicly traded professional sports league in US history. I spoke with Ice Cube, the company's co-founder and CEO, about why he believes public ownership represents a new growth model for professional sports leagues.

Ice Cube (00:21):

Everybody knows that sports is a very growing asset. It's something that appreciates real fast. So it's really how do you get in nowadays? It's really owned by the Billionaires Boys Club, which is fine, but we wanted to have the public get an opportunity to grow with us, to be able to support the league, but also grow with the league and not just buy merch, not just come to games or watch us on TV. It's really all about really participating in the upside of the league. So for us to be the first, we say we was changing the game nine years ago and we're still doing it.

Kristen Scholer (01:10):

Take us through the business case for the BIG3 as it approaches its milestone 10th season.

Ice Cube (01:16):

Well, we're dealing with a sport that's already beloved all over the world. 3-on-3 basketball, it reads like fighting all over the world as far as UFC or boxing. You got soccer that plays all over the world and basketball plays all over the world. 3-on-3 is actually the most played form of basketball in the world. So by us professionalizing it and being recognized all over the world as the best 3-on-3 league in the world, now is the time. Now is the time to really bring the public in when you put some gas on this fire and take it to the top. It's been a wonderful experience working with the BIG3, challenging, but to have a sport that people care about from athletes to fans to the industry, we have some of the biggest names in the league, we're set to be the next one to do what the UFC did.

Kristen Scholer (02:26):

Well, the league sits at the intersection of sports, entertainment, media, and culture. How has this boosted the league's growth?

Ice Cube (02:33):

Most leagues just lean into their sport, but us coming from entertainment and culture, we love sports. So we wanted to lean into all three. The game is credible. We want the game to be fun to play and fun to watch, but we also want to have fun in the stands. We also don't want to be as rigid as other leagues. You won't get dragged out the building if you go run up and ask for autograph from Dr. Dre. It's one of those leagues where we want to bring in the passion of the fans and not be so corporate, so to speak.

Kristen Scholer (03:20):

What are you envisioning Ice Cube when it comes to expansion opportunities in the US and internationally for the BIG3?

Ice Cube (03:28):

Everybody saw the World Cup and saw that the whole world is involved in soccer. We can create that same thing with 3-on-3 basketball. We can create leagues in different territories. We've been to London, we've been to Toronto to play games. We've been talking to the East Asian Super League about starting a BIG3 Asia. So we have a global vision for this and to bring that together, to now have the resources to bring that dream to fruition, and one day, hopefully we'll have a big cup where we can see the whole world going at it, playing 3-on-3 basketball with the BIG3 rules.

Kristen Scholer (04:19):

What should we know about the BIG3's media rights strategy?

Ice Cube (04:23):

Well, of course that's the main focus for us. We've been with CBS for six years now. It's been great, but those deals are one year a piece because we know at some point we're going to have to sign a bigger media deal for the league. And we're in talks with a few different people. We love CBS. Hopefully they'll come to the table when it's all said and done with a huge media rights deal. And so that's the future. That's what we got. We got our eye on that prize for sure.

Kristen Scholer (05:08):

Anything more you want our viewers to know, Ice Cube?

Ice Cube (05:11):

I mean, this is a once in a lifetime opportunity. As you see, sports is a growing asset, but usually you have to be an owner, you have to really get in there and it's a small club, so to speak. But now we want to expand that to the market. We want everybody who want to be part of this, grow for this league to be able to be a part of it. Right now you can look at the ticker, it's T-O-N-T, stands for 3-on-3. You can invest right now in the BIG3 if you believe in what we built.

* * * *

On October 30, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with Bloomberg The Close. The transcript of said meeting can be found below:

BIG3 Bloomberg Interview Transcript

Romaine Bostick

It’s been nine years since the BIG3 kicked off. You’ve certainly proven that it can attract an audience. Now there’s a big question about whether it can become an even bigger and more investable business. I know there were plans to go public with a SPAC deal. Can you give us any updates on when you think that might close?”

Ice Cube

“We expect it to close end of the year, maybe early next year, very early next year. So, we’re a league that, to me, has proven that people want more basketball in the summer. Three-on-three, we’ve professionalized it. It’s a beloved sport all over the world, globally. When it comes to sports, you want to be in soccer, you want to be in basketball, or you want to be in boxing or MMA, because those play all over the earth. So, at the end of the day, we’re in a great position to scale this at a great rate. We’re already recognized as the premier three-on-three pro league in the world. And it’s really just adding fuel to that fire and owning the real three-on-three space globally, not only professionally, but with youth playing our rules, our colors all over the world. So that’s the vision.”

Romaine Bostick

“Well, give me a sense here as to sort of the audience that you have right now. Some of the metrics I’ve seen, something like averaging around 500,000 through the CBS partnership, and then social media impressions were tracking above a million. Give me a sense here as to where that stands right now and whether that’s still growing.”

Ice Cube

“Right now we’re doing better than MLS regular season. We’re doing better than the NHL regular season. We were doing better than the WNBA, but since they got Caitlin, their numbers have exploded. So we have millions of fans that love what we’re doing, like I said. And we’ve been cash-constrained, so we’ve been really working the model and doing it in a bare-bones type way. So if you can imagine us being able to bring in more people to help us market this league, you can envision where we can go. And this is a once-in-a-lifetime opportunity.”

Romaine Bostick

“Yeah. Well, I’m curious about the idea of attracting more money and more investors. I mean, it’s been nine years. You’ve proven there’s a market for this. We’ve now seen other three-on-three leagues pop up, including Unrivaled, obviously focused on women’s basketball. So there’s clearly appetite out there for doing this. Why don’t you think you’ve seen a little bit more interest from some of the bigger investors to sort of tag along to what you’ve built?”

Ice Cube

“There’s always different reasons. You never know. We’re still a young league. We had to go through COVID. So, when we were three years, really on the rise, COVID came. So that kind of stumbled us a little bit. But we came back bigger and better than ever. There’s other leagues that emerged while we were growing.”

Ice Cube

“Some of them have come and gone. You never know, they could have investors wary of new sports, unproven. But we’re going into our tenth year. We’re proven. We’re here to stay. You look around, nobody else is coming, or nobody has advanced to the point where we are. Not since the UFC has a league been able to gain this much credibility with fans, athletes and the sports world globally. And so the only thing that’s been really holding us back is not being able to make some of the moves that we need to make because of cash flow. And at the end of the day, when we solve that problem, this league is on its way to the top.”

Romaine Bostick

“What about maybe having a little bit more of a long-term media partnership? I know you have the deal with CBS. That’s sort of a one-year-to-one-year deal, and you have the sponsorship partnership with iHeart. Has there been any discussions about trying to have something that’s a little bit more longer-term with regards to media distribution?”

Ice Cube

“Of course. That’s a big objective of ours. That’s something that we’re working towards. And there’s been a lot of shift in media and how they use sports. Went from an RSN model to now the streaming platforms understand how much they need sports. They’ve spent a lot of money with the four major sports and WWE. When they look around, we’re the last one left to be able to do a major deal with and to see the growth of the league. So we’re in a prime position to land a major media deal. We’ve done one-year contracts with CBS for a reason. So we’re ready for this moment.”

Romaine Bostick

“I think I asked you this before when we last spoke, but what is your relationship with the NBA itself? And has there been any sort of progress on maybe having a little bit more symbiosis with regards to sharing of players or even platforms?”

Ice Cube

“Well, NBA love us as far as the players, the owners, the GMs, any staff, the coaches. They love the BIG3. They understand the necessity of the BIG3. We’re just still having a little issue with the top brass, and we think that’s something that can be worked out, and working to mend that relationship to a point where we can work together. They’ve already shown that what we’re doing in basketball is worth duplicating, because they’ve really borrowed a few of our rules and how we do things, like we suggested to them. So now it’s only having the grown-ups in the room and say, ‘Hey, let’s work together. This is basketball.’ Adam Silver told me himself, ‘The more the merrier,’ when it comes to basketball. We’re definitely the more, so let’s get merrier.”

Romaine Bostick

“Yeah, well, they definitely borrowed a few things from you guys. But as they say, imitation is the best form of flattery, so maybe it shows you’ve been doing something right. Just curious about international expansion, or really the idea of maybe having some sort of year-round competition beyond just the normal ten-week summer season as it is right now. Is that something that’s attainable anytime soon?”

Ice Cube

“Yeah, we want to grow globally, of course. We have a vision for that. They just had the World Cup in soccer. No reason we can’t have the Big Cup in three-on-three. We’ve talked to the NBL, the Australian professional league, about starting a BIG3 League Australia. We’ve been talking to the East Asia Super League about a BIG3 Asia. We’ve been talking to people in the UAE trying to do one in that territory. So, at the end of the day, we see a vision. Three-on-three is played more around the world than five-on-five because of infrastructure and certain things like that. So we’ve positioned ourselves as the premier three-on-three league in the world, recognized all over as the best three-on-three league in the world. We overtook FIBA in a few years in this space. And it’s really just adding the gas to the fire that we already have set. A proven league who has nine years and millions of fans. With the right capital, with the right people in place, we can definitely scale this thing and make it global, not only in professional three-on-three, but the youth three-on-three space is wide open as well, you know. And we want to be a better league than the NBA to our fans. And then offering this to the public which is an incredible opportunity, once-in-a-lifetime opportunity for investors to be part of sports, which is on fire as an asset. So it’s an exclusive club. Sports is blowing up, but it’s a club. The BIG3 is no longer so exclusive. Now it’s the public growing with the league, not just buying merchandise or going to a game, but actually being part of the upside of the growth of the league.”

Romaine Bostick

“Absolutely. And I think probably the last question I have for you is really on that. It’s not just about the BIG3, but it’s about sports ownership and, more importantly, the idea of ownership amongst a lot of the people who, I guess, make up the complexion of the sport. We’ve seen a lot more Black and brown owners come into the league, not only the NBA, but of course in MLB as well as in the NFL as well, primarily minority owners still. But we’ve seen some big changes, a lot bigger changes than when we were kids.”

Romaine Bostick

“And so I am curious if you see that continuing, that we are going to see greater representation at the ownership table in the boardrooms for these leagues and these teams.”

Ice Cube

“Yeah, of course, with opportunities like this. We started in 2017. Our motto was ‘changing the game,’ and we are changing the game for the better. Now anybody and everybody can own a piece of the BIG3. And so it’s a great opportunity. And you never know how many people start seeing themselves as sports investors after this, and you never know how many other leagues will adopt this in the future. So we’re happy to be the first.”

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), and Halfcourt Holdco, Inc. (“Pubco”) pursuant to the business combination agreement dated June 12, 2026, GRAF, BIG3, and Pubco have prepared and filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement/prospectus. After the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination. Investors, shareholders and other interested persons are urged to read the Registration Statement and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about GRAF, BIG3, Pubco and the proposed business combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Graf Global Corp., 1790 Hughes Landing Boulevard, Suite 400, The Woodlands, TX 77380.

This communication is not a substitute for the Registration Statement or any other document that may be filed by GRAF, BIG3, or Pubco with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION

ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov and at the contact information above.

Participants in the Solicitation

GRAF, BIG3, Pubco, and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination and other matters set forth in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. Additionally, investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to GRAF, BIG3, Pubco and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding GRAF, BIG3, Pubco, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by GRAF, BIG3, Pubco, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and GRAF’s, BIG3’s, and Pubco’s respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by GRAF, BIG3, and Pubco to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against GRAF, BIG3, Pubco or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.